

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Raymond Stevens
Chief Executive Officer
ShouTi Inc.
611 Gateway Blvd., Suite 223
South San Francisco, CA 94080

> **Re: ShouTi Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 13, 2022**
> **CIK No. 0001888886**

Dear Dr. Stevens:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement filed May 13, 2022

Our Pipeline and Programs, page 4

1. We note the revisions to the pipeline table in response to prior comment 10. Please revise the table to reduce the width of the structure-based drug discovery column so it is no larger than the columns for Phases 1-3. Also, please remove the unidentified second and third generation GLP-1R programs from your pipeline table. In this regard, we note that you include limited discussion of these programs in your Business section and you do not appear to specifically allocate any proceeds from this offering to their development.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimated
Ordinary Shares Valuation, page 115

2.   Once you have an estimated offering price or range, please explain to us how you
determined the fair value of the common stock underlying your equity issuances and the
reasons for any differences between the recent valuations of your common stock leading
up to the initial public offering and the estimated offering price. This information will help
facilitate our review of your accounting for equity issuances including stock compensation
and beneficial conversion features. Please discuss with the staff how to submit your
response.

Initial Public Offering Participation Rights, page 192

3.   We note your revisions in response to prior comment 22. Once the size of the offering is
determined, please quantify the number of ADSs that BVF will have the right to purchase.

16. Subsequent Events, page F-31

4.   Please quantify the amount of stock compensation expense you expect to recognize for the
options granted during 2022.

You may contact Vanessa Robertson at (202) 551-3649 or Terence O'Brien at (202) 551-
3355 if you have questions regarding comments on the financial statements and related
matters. Please contact Gary Guttenberg at (202) 551-6477 or Christopher Edwards at (202)
551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Lu